Corporate Headquarters
Frank A. Ruperto
Chief Financial Officer and Senior Vice President,
Finance and Strategy

June 20, 2018

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Rayonier Advanced Materials Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-36285

Dear Mr. Cash:

The following is in response to your letter dated June 8, 2018 regarding the review of Rayonier Advanced Materials’ (the “Company”) 2017 Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Performance and Liquidity Indicators, page 31

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We note your response to comment 1 from our letter dated April 13, 2018. We acknowledge the response to Question 102.07 of the C&DIs related to Non-GAAP Financial Measures states that free cash flow does not have a uniform definition; however, we do not believe the response indicates it is appropriate to define and present a non-GAAP liquidity measure in a filing that would be prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Since the transaction costs you exclude from adjusted free cash flow require cash settlement, we believe they are prohibited from being excluded from a non-GAAP liquidity measure presented in a Form 10-K.

Response:
The Company acknowledges the Staff’s comment and in future filings will not exclude transaction costs, which are cash settled, from adjusted free cash flow.

We trust we have adequately responded to your requests with regard to the foregoing items. Please do not hesitate to contact me at (904) 357-9817 with any questions or if additional information is needed.
Sincerely,

By:	/s/ FRANK A. RUPERTO
Frank A. Ruperto Chief Financial Officer and Senior Vice President, Finance and Strategy, Rayonier Advanced Materials Inc.

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